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                           June 12, 2020

       Harlan W. Waksal
       President and Chief Executive Officer
       Kadmon Holdings, Inc.
       450 East 29th Street
       New York, NY 10016

                                                        Re: Kadmon Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238969

       Dear Mr. Waksal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric Blanchard, Esq.